

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02010974

NO ACT
RE 12-7-01
0-00368

75129

January 15, 2002

Sara E. Gross Methner, Esq.
Dorsey & Whitney LLP
Suite 1500
50 South Sixth Street
Minneapolis, Minnesota 55402-1498

Act 1934
Section 14A-8
Rule
Public Availability 1-15-2002

Re: Otter Tail Corporation
Incoming letter dated December 7, 2001

Dear Ms. Methner:

This is in response to your letter dated December 7, 2001 concerning the shareholder proposal submitted to Otter Tail by Gerald S. Benson, Madeline Davis, Arthur E. Kolle, Donovan D. Laabs, Jacob B. Lillestol, Duane C. Olson and Ken Oxtra. We also have received a letter on behalf of the proponentsl dated December 11, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Jacob B. Lillestol
1400 S. Cascade
Fergus Falls, MN 56537

Gerald S. Benson
32449-260th Avenue
Erhard, MN 56534

Donovan D. Laabs
203 Spring Ave. N.
Lake Preston, SD 57249

Arthur E. Kolle
906 E. Mt. Faith
Fergus Falls, MN 56537

Madeline Davis
1004 N. Union
Fergus Falls, MN 56537

Duane C. Olson
8350 49th St NE
Davids Lake, ND 58301

DORSEY & WHITNEY LLP

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TELEPHONE: (612) 340-2600
FAX: (612) 340-2868
www.dorseylaw.com

SARA E. GROSS METHNER
(612) 340-8883
FAX (612) 340-7800
gross.methner.sara@dorseylaw.com

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December 7, 2001

VIA FEDEX

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Gerald S. Benson, Madeline Davis, Arthur E. Kolle, Donovan D. Laabs, Jacob B. Lillestol, Duane C. Olson and Ken Oxtra

Ladies and Gentlemen:

Otter Tail Corporation, a Minnesota corporation (the "Company"), has received a shareholder proposal dated December 1, 2001 (the "Proposal") from Gerald S. Benson, Madeline Davis, Arthur E. Kolle, Donovan D. Laabs, Jacob B. Lillestol, Duane C. Olson and Ken Oxtra (the "Proponents") for inclusion in the Company's proxy statement for its 2002 annual meeting of shareholders (the "2002 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2002 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(4) and/or Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed are an additional copy of this letter, which we request to have file stamped and returned in the enclosed postage-prepaid envelope, and copies of correspondence related to the Proposal. As required by Rule 14a-8(j), a copy of this letter also is being sent to each of the Proponents as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

A. The Proposal

The Proposal requests that the Company's Board of Directors amend the Otter Tail Corporation Pension Plan (the "Plan") such that:

1. Neither the Company nor any successor company may "use pension fund assets unless raises have been granted to current retirees for a period of 3 years."

2. Retirees will receive "at least 25% of the base amount granted to active employees."

3. If the Company uses pension assets "other than to increase retiree benefits, every retiree will be informed by mail prior to this event."

B. Background

The Plan is a defined benefit pension plan with benefits based on the retiree's average salary during specified years prior to retirement and years of credited service to the Company. The Plan is funded solely by the Company, and funds in the Plan are held in trust. In accordance with Section 404(a) of the Employee Retirement Income Security Act of 1974, as amended, and Section 401(a)(2) of the Internal Revenue Code of 1986, as amended, Plan funds may not be used by the Company for any purpose other than to pay pension benefits to Company retirees and to pay the reasonable expenses of administering the Plan.

Each of the Proponents is a shareholder of the Company who also is a retiree receiving pension benefits under the Plan or the spouse of a retiree receiving such benefits.

C. Reasons for Omission

The Company believes that the Proposal properly may be omitted from the Company's proxy materials for the 2002 Annual Meeting because the Proposal (i) relates to the conduct of the ordinary business operations of the Company (Rule 14a-8(i)(7)) and (ii) would provide a personal benefit to the Proponents and certain other Company retirees that is not shared with other shareholders at large (Rule 14a-8(i)(4)).

1. The Proposal relates to the conduct of the ordinary business operations of the Company.

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted if the proposal deals with a matter relating to the company's ordinary business operations. The decision how to compensate a company's workforce requires a business judgment regarding allocation of corporate resources and is fundamental to management's ability to run the company on a day-to-day basis. The Commission has made plain that the scope of compensation issues that must be submitted to shareholder vote relate only to senior executive compensation, and not to compensation of employees generally, and this principal is equally true for decisions relating to the benefits provided to a company's retirees. *See* Austin v. Consolidated Edison Co., 788 F. Supp. 192, 195 (S.D.N.Y. 1992) (holding that a shareholder proposal concerning the terms of defendant corporation's pension plan dealt with the corporation's ordinary business operations and could be excluded from its proxy materials). The Staff has consistently determined that shareholder proposals concerning pension benefits may be omitted under Rule 14a-8(i)(7) as matters relating to the conduct of ordinary business. *See, e.g.*, the no-action letters issued by the Staff to United Technologies Corporation (February 20, 2001); DTE Energy Company (January 22, 2001); International Business Machines Corporation (January 2, 2001); International Business Machines Corporation (December 30, 1999); Avery Dennison Corporation (November 29, 1999); Lucent Technologies Inc. (October 4, 1999); and General Electric Company (January 28, 1997). By calling for amendments that would require the Company to increase the pension benefits paid to Company retirees, the Proposal encroaches on an ordinary business operation of the Company and therefore is excludable under Rule 14a-8(i)(7).

2. The Proposal would provide a personal benefit to the Proponents and certain other Company retirees that is not shared with other shareholders at large.

Rule 14a-8(i)(4) provides that a shareholder proposal may be omitted if the proposal relates to the redress of a personal claim against a company and is designed to result in a benefit to the proponents of the proposal or to further a personal interest, which is not shared with other shareholders at large. The Staff consistently has taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. *See* Release No. 34-19135 (October 14, 1982). As previously noted, the Proponents all are retirees of the Company or spouses of retirees of the Company who currently are receiving pension benefits under the Plan. They desire the Company to increase the amount of pension benefits payable to themselves and other of the Company's retirees who participate in the Plan. If the Proposal were implemented, the Proponents and other Company retirees would receive a direct financial benefit in the form of increased pension payments. This benefit would accrue to the Proponents and other Company retirees as a result of their status as retirees, not as a result of their status as shareholders, and the benefit would not accrue to shareholders at large. In fact, an increase in benefits to retirees may be contrary to the interest of the Company's shareholders at large, because an increase in pension benefits would result in additional long-term costs to the Company. The Staff previously has determined that proposals to increase pension benefits may be omitted under Rule 14a-8(i)(4) as designed to result in a benefit to the proponents or to further a personal interest, which benefit or interest is not shared with the other shareholders at large. *See*, *e.g.*, the no-action letters issued by the Staff to General Electric Company (January 25, 1994); and International Business Machines Corporation (January 25, 1994). By calling for amendments that would require the Company to increase the pension benefits paid to Company retirees, the Proponents seek to obtain a personal benefit that will not be shared by shareholders at large, and their proposal therefore is excludable under Rule 14a-8(i)(7).

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2002 Annual Meeting, and the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials. If the Staff has any questions or comments regarding this filing, please contact the undersigned at (612) 340-8883 or Gary L. Tygesson of this firm at (612) 340-8753.

Thank you for your consideration.

Sincerely,



Sara E. Gross Methner
Dorsey & Whitney LLP

Enclosures

cc: George Koeck, Esq. (w/ encl.)
Gerald S. Benson (w/out encl.)
Madeline Davis (w/out encl.)
Arthur E. Kolle (w/out encl.)
Donovan D. Laabs (w/out encl.)
Jacob B. Lillestol (w/out encl.)
Duane C. Olson (w/out encl.)
Ken Oxtra (w/out encl.)

December 1, 2001

George Koeck
Otter Tail Corporation
3203 32nd Avenue S. w.
Suite 110, P. O. Box 9156
Fargo, ND 58105-9156

VIA CERTIFIED MAIL

Dear Mr. Koeck:

Subject: Stockholder Proposal

Pursuant to your letter dated November 21, 2001, attached is our new stockholder proposal. It has 490 words according to my computer tabulation.

In your letter you requested that I reply to this address rather then the Fergus Falls address.

Mrs. Davis and I will await further word from you on procedures for the meeting.

Yours very truly,



Jacob B. Lillestol

Enc.


RECEIVED

Shareholder Proposal:

Background

Whereas: Over 50 years ago Otter Tail Power Company (utility) management initiated a Pension Program based on no increased annual benefits once retired.

Investment returns have been such that the pension assets usually far exceed (by 25% or more) what the vested and non vested assumed benefits would eventually be.

The Pension Plan is intended solely for retiree benefits only, any excess assets should be paid to us in increased benefits.

In the past 10 years especially, company executives, active employees, stockholders, and directors have all prospered significantly. Only (utility) retirees haven't; with an asset base in our pension plan that would have allowed for regular increases. We have received one 2+% increase in 1998.

We propose the following changes to the **"OTTER TAIL POWER COMPANY PENSION PLAN, EIN 41-0462685, Plan No. 006":**

RESOLVED: Request the Board of Directors this year:

Permanently amend the (utility) Pension Plan so that:

1. The company, nor any successor company, cannot use pension fund assets unless raises have been granted to current retirees for a period of 3 years..
2. Plan will be changed so retirees will receive at least 25% of the base amount granted active employees.
3. If use of pension assets other than to increase retiree benefits, every retiree will be informed by mail prior to this event.

Shareholders' Supporting Statements

When the Pension Plan was initiated, life expectancy was around 64 years. Today it is about 75 years.

The purchasing power of a dollar 10 years ago = $ .72 today.

Shareholders have received annual increases in dividends for over 60 years.

Active employees have received cost-of-living or more increases annually for many years.

Director fees (based on 8 meetings per year) have risen from $7,800 in 1993 to $25,600 in 2000, 15% compounded.

An Executive /officer Supplemental retirement plan was initiated over 10 years ago. Their compensation increases have been 2 to 3 times more than the employee group.

In 1999 an employee stock option plan was initiated. Stock can be purchased at 85% of current market value. For example, the 1999 Grant Date value to CEO John MacFarlane was $145,080.

Year 2000 Grant Date value was worth $473,750 in addition to a salary/bonus of $515,400. His 1991salary was $193,000, annually compounding of about 20%, excluding option values.

Several officers have exercised their reduced cost basis options and same day sold at the market price. One executive officer sold 13,500 shares in August 2001 for an immediate gain of $140,000.

The December 31, 2000 Pension Asset value was $153,000,000. The stated vested obligation was $116,400,00, an over-funding of $36,600,000. These assets are for the use of the (utility) retirees.

SUMMARY: Can the company afford these increases? Consider the accumulated gains given the above groups and fund assets the answer is "Yes".

Retirees and spouses are at the end of their working life.

We will supply additional pertinent information at the meeting.

Shares	Corporate or Street Name	Name Printed / Signed	Address
4	Corporate Record	GERALD S. BENSON Gerald S Benson	32449-260th Ave Erhard, Mn 56534
5	Corporate	JACOB B Lillestol Jacob B Lillestol	1400 S. Cascade Fergus Falls, MN 565[illegible]
168	Corporate	DONOVAN D. LAABS Donovan D. Laabs	203 SPRING AVE N LAKE PRESTON, SD 5724[illegible]
1400	Both	Arthur E Kolle Arthur E Kolle	906 E. MT. Faith Fergus Falls MN 56537
5	Corporate	MADELINE DAVIS Madeline Davis	1004 N. Union Fergus Falls MN
2145	Both	DUANE C OLSON Duane C Olson	8350-49th St NE Devils Lake N D 58301
616	Both	KEN OXTRA Ken Oxtra	606 3rd S.E. JAMESTOWN, N. DAK



Fargo office:
3203 32nd Avenue S.W.
Suite 110, P.O. Box 9156
Fargo, ND
58106-9156
Fax 701-232-4108

Fergus Falls office:
215 S. Cascade Street
P.O. Box 496
Fergus Falls, MN
56538-0496
Fax: 218-998-3165

1-866-410-8780 • www.ottertail.com

November 21, 2001

Reply to Fargo office
Direct: 701-451-3567

Jacob B. Lillestol
1400 South Cascade
Fergus Falls, MN 56537

VIA CERTIFIED MAIL

Dear Mr. Lillestol:

I am returning to you your shareholder proposal for which you seek inclusion in the Otter Tail Corporation proxy statement. The rules of the Securities and Exchange Commission require that the proposal and the accompanying supporting statement shall not exceed 500 words. SEC rules further provide that you may correct this deficiency within 14 days of the date of this notification. If you have any questions regarding this correspondence, please feel free to contact me at (701) 451-3567.

Yours very truly,

George Koeck
Vice President & General Counsel

GK/mas
Enc.
cc: John MacFarlane
John Erickson

L:\OTC & VSC\Letters & Memos\LtrLillestolProxy.doc

Mr. George A. Koeck, Corporate Secretary
Otter Tail Power Company
P. O. Box 496
Fergus Falls, MN 56538-0496

Mailed at Fergus Falls Post Office on November 7, 2001

Dear Mr. Koeck:

Subject: Stockholder proposals

This letter is pursuant to the notification requirement regarding stockholder proposals on page 14 of the March 2, 2001 Otter Tail Power Company Proxy Statement.

Consider this your formal notice of our shareholder proposal we will offer at the April 2002 Annual Meeting of Shareholders of the Company. This proposal to be included in the Company's Proxy Statement and form of Proxy relating to that meeting.

Our proposal with the appropriate signatures is attached. There is significant stockholder interest and support for our proposal. However, we felt a representative group of several is sufficient and just as meaningful as greater numbers.

Some supplemental information. We have viewed the Company Articles of Incorporation and By-Laws and do not see any language or format requirements for stockholder proposals. We also have reviewed a number of other corporation Proxy Statements. Some proponents have as few as 100 shares and in one instance one holder owned just 2 shares making a recent Ford Motor Company stockholder proposal. After viewing numerous proposals we wanted to present ours in a similar manner as had been used before. We decided to adopt the format a stockholder group used for the March 2001 Sears, Roebuck & Co. annual meeting. That proposal format is also attached. It is comprehensive and totally self explanatory as is ours.

We have sent the proposal to Mary Kiffmeyer, Minnesota Secretary of State, for her files.

To present our proposal at the annual meeting will be a representative retiree, myself, and a representative spouse. That person will be Madeline Davis, wife of deceased long term employee Harold Davis.

We will await word from you regarding the methodology and procedure we will use to present our proposal for those assembled at that shareholders meeting.

Yours very truly,

Jacob B. Lillestol

Jacob B. Lillestol

Enc.

c: John MacFarlane, CEO and President
Otter Tail Power Company
P. O. Box 496
Fergus Falls, MN 56538-0496


RECEIVED
8
OTTER TAIL POWER COMPANY

Shareholder Proposal:

Whereas: Over 50 years ago a benevolent, thoughtful and appreciative Otter Tail Power Company (utility) management, as well as most companies at that time, initiated a Pension Program so loyal and faithful long-term employees could enjoy a more comfortable retirement. A funding system was put in place that would accomplish that objective.

Over the years, due to federal and state legislation, the eligibility and vesting times have been changed so a spouse has claim to these benefits. Also, during union negotiations and other events, the pension calculations have been modified over the years. However the basic pension allocation benefit continues to be based on length of service and salary at the time of retirement with no ongoing increases after the retirement date.

The company annual contribution is actuarially based and reviewed annually to insure that adequate funds are available to pay these benefits as they come due. Investment returns have been such that from time to time the pension assets far exceed what the vested and non vested assumed benefits would eventually be.

Since the Pension Plan was originally designed and continues to accrue for retiree benefits only, we retirees feel that any excess assets should be paid to us in increased benefits regardless of legislation that makes these funds available for other use. *It is in the spirit of the original Pension Plan.*

As you will see from facts and statements that follow, company executives, the active employee group as a whole, the stockholder group, and the directors have all prospered significantly in the past ten years. Only (utility) retirees have not enjoyed this prosperity and all the while the funding in our pension plan would have allowed regular increases in our benefits.

Considering the above observations and supporting statements below, we propose the following change to the, **"OTTER TAIL POWER COMPANY PENSION PLAN, EIN 41-0462685, Plan No. 006"** :

RESOLVED: Request the Board of Directors this year:

Amend the (utility) Pension Plan so that:

1. The company, nor any successor company, cannot use or commingle pension fund assets for any purpose such as a buy-out offer to active employees or any other corporate use unless cost-of-living raises have been granted to current retirees for a period of 3 year prior to this event.

2. The Pension Plan will be changed so that retirees will receive a percentage increase of any amount which is granted to active employees. That increase will be at least 1/4% of the amount granted active employees.

3. If the company proposes to use pension assets of $200,000 or more during any 12 month period for any reason other than to increase retiree benefits, or do not make an annual cash contribute to the fund for any reason, every retiree will be informed by mail prior to this event.

4.. The Otter Tail Power (utility) retirees have the option to select at least one retiree and spouse for representation in a advisory capacity that will assist the Plan Manager in pension and health care matters.

Shareholders' Supporting Statements - <u>based on company records as applicable</u>

1. When the Pension Plan was started, life expectancy was around 64 years. Today it is about 75 years.

2. The purchasing power of a dollar 10 years ago is worth only $.72 today.

3. All shareholders have received annual increases in dividends for over 60 years.

4. Active employees have received a cost-of-living or more increase each year for many years.

5. Director fees (based on 8 meetings per year) have risen from $7,800 in 1993 to $25,600 in 2000, an increase of about 15% per year.

6. An Executive Supplemental retirement plan for officers was initiated over 10 years ago with additional benefits substantially in excess of what is available to other employees. Their compensation increases have averaged 2 to 3 times what the employee group has received over the past several years.

7. In 1999 a stock option plan was initiated where stock can be purchased at 85% of the actual value. The 1999 Grant Date value to CEO John MacFarlane was $145,080. In 2000 the Grant Date value was worth $473,750 in addition to a salary and bonus of $515,400. His 1991salary was $193,000, an average annual increase of about 20% compounded.

8. In the few short years the stock option plan has been in place several officers have exercised options at their favorable reduced cost and at the same time sold those shares at the market price. One executive officer elected to sell 13,500 shares in August 2001 for an immediate gain of $143,300.

9. As of December 31, 2000 the Pension Asset value was $153,000,000 and the stated vested obligation was $116,400,00, an over-funding of $36,600,000. These funds have been accrued and should be for the use of the (utility) retirees.

SUMMARY: By these examples we have illustrated that stockholders, present employees, directors and executive officers have all prospered in the past 10 years.

Only retirees and their spouses have suffered financially in term of buying power. In this period retirees were granted one increase in 1998, the amount less than the 2.1% increase granted by the Social Security System that year.

For spending just a few days each month on Otter Tail corporate business, each director receives an annual income far in excess of the average pension benefits of our retiree group and many times what a widow of a 35-40 year employee receives.

Can the company afford these increases? If you review the above extra-ordinary benefits granted to these groups, especially to the officers and directors, the answer would be, "Yes". We all know there are bumps in the road and the pension fund balance and company earnings will vary from time to time. We consider it prudent of us to reflect on vision of our CEO John MacFarlane. In his address to stockholders at the annual meeting on April 9, 2001, CEO John MacFarlane stated that, "***My sense is that the best years are still ahead of us***". We will take him at his word.

Finally, it must be remembered that retirees and spouses are at the end of their working life and cannot go back into the work force in any meaningful way.

We trust when the stockholders are presented with these facts, they will come to the same conclusion we have and vote positively for the proposed changes. For that we thank them in advance.

Signatures for 2001 Otter Tail Power Stockholder Proposal

Number of Shares	Corporate Record or Street Name	Printed Name's	Signature	Address
4	Corporate Record	Gerald S Benson	[signature]	32449-260th Ave Erhard, Mn 56534
5	Corporate	JAcob B Lillestol	[signature]	1400 S. Cascade Fergus Falls MN 56537
2145	Both	Duane C. Olson	[signature]	8350-49th St N.E. Devils Lake ND 58301
616	Corporate	KEN OSTRH	[signature]	606 3rd St S.E. JAMESTOWN N.D.41
5	Corporate	Madeline Davis	[signature]	1004 N Union F.F.
168	CORPORATE	DONOVAN D. LAABS	[signature]	203 SPRING AVE. N. LAKE PRESTON, SD 5724
1400	Both	Arthur E Kolle	[signature]	906 E MT Faith Fergus Falls MN 5653

March 23, 2001

m 5: Shareholder Proposal Regarding ndor Standards

is a proposal submitted by Christian Brothers ment Services, Inc. (the "Lead Proponent"), can Friends Service Committee, Congregation Sisters of Charity of the Incarnate Word, cticut Retirement Plans and Trust Fund, ni Social Investments, Aaron Merle Epstein, York City Police Department Pension Fund, St. h Health System, The Sisters of St. Francis of delphia, and United States Trust Company. A f the names, addresses and number of the pany's shares held by each co-proponent will be ptly provided upon oral or written request.

reholder Proposal

EREAS: Consumers and shareholders continue to eriously concerned about whether abusive king conditions and absence of a living wage t in facilities where the products they buy are duced or assembled.

ee-quarters of the US consumers surveyed would id shopping at a retailer that they knew sold ments made in sweatshops. An overwhelming % of those surveyed would pay a 5% mark-up to sure decent working conditions. ("The Consumer d Sweatshops," Marymount University Survey, ovember 1999)

udents have persuaded their universities to adopt des requiring that clothing sold in university stores made under humane conditions. (*Business Week*, 3/99)

early half the global workforce involved in roducing textiles, garments and shoes are women nd wage inequalities are their universal lot. International Labor Organization, 10/16/00)

Our company purchased goods produced in countries ike China where human rights abuses and unfair abor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices - 1999")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with ocal, respected and independent religious, human ights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts Sears should establish incentives to encourage its suppliers and vendors to raise labor standards.

RESOLVED: Request the Board of Directors to:

1. Amend the Sears Buying Policy and standard purchase contracts to reflect full adoption of the principles defined by the International Labor Organization (ILO). ("Declaration on Fundamental Principles and Rights at Work and its Follow-up")
2. Establish an independent monitoring process that assesses adherence to these conventions and,
3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by January 2002.

Shareholders' Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111).
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).
5. There shall be no use of child labor. (ILO Convention 138)

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

02 JAN 11 PM 1:50

December 12, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N. W.
Washington, D. C. 20549

Subject: Otter Tail Corporation stockholder proposal
Dorsey and Whitney letter to you of December 7, 2001
My letter to you dated December 11, 2001

Ladies and Gentlemen:

My reason for writing is two-fold.

Yesterday I sent a letter regarding the above matter. I addressed it to the "Division of Corporate Finance" and not ,"Division of Corporation Finance" but I am assuming it has arrived at your office as it concerns stockholder proposals.

Secondly, I am not sure I had included my address. This letter is to give that to you.

It is: 1400 South Cascade Street
Fergus Falls, MN 56537 Phone #(218)736-3548

Sincerely,



Jacob B. Lillestol
for the retirees

SEC - address

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N. W.
Washington, D. C. 20549

RECEIVED

December 11, 2001

VIA FEDEX

Subject: **Otter Tail Corporation Shareholder Proposal and Letter from Dorsey & Whitney letter dated December 7, 2001**

Ladies and Gentlemen:

A few days ago you received a letter with attachments from Sara E. Gross Methner of the above firm concerning the merits of our stockholder proposal. This letter is to submit our unbiased point of view on this matter.

Years ago the SEC initiated shareholder proposal legislation so the "Little Guy/Gal" had some venue that would act on her behalf for injustices and equity. We now are a part of that legislation. On behalf of those of us presenting this proposal I will submit the following:

1. For starters, the Dorsey & Whitney firm has represented Otter Tail for over 50 years in their corporate finance matters.
   A. Thomas Brown, a retired senior partner in that firm, was their lawyer assigned to the Otter Tail account.
   B. For several years he has been a member of the Otter Tail Board of Directors.
   C. The obvious conclusion is that this firm cannot have an unbiased opinion and her letter should be dismissed for that reason.

You should disregard her letter completely as she is not acting as a Disinterested Party.

2. In one of her paragraphs she asks that you send her a response in an envelope she has supplied. We would trust that you would be asking for our input before you come to a decision as her viewpoint isn't the only one.

3. She talks around many issues, one of them being this is a defined benefit program and is not easily changed. She didn't discuss the fact that the company can use amounts over 25% of obligated assets for any purpose they chose. This legislation was enacted years after the initial legislation as unscrupulous corporate officers were using, compromising and raping these assets with total disregard for the beneficiaries. These actions were legislated as a protective matter for retirees.

As an actual fact, due to poor management , a few years ago the Company had excess utility employees. They offered increased benefit programs to about 5% of the utility workforce and obligated over $6 million from our pension plan assets in a buy-out offer. A stroke of a pen they adjusted the program.

She also uses the shallow argument that we as stockholders/retirees cannot benefit for a proposal that affects only us as retirees. She presented rules that are exceptions as cited by a few cases. At **DuPont's** April 25, 2001 shareholder meeting The International Brotherhood of duPont Workers presented a proposal that would be for their exclusive benefit. At the same meeting The International Brotherhood of Teamsters General Fund offered a proposal that would affect only them in a positive way. Both are a included and a part of that annual meeting.

At their May 16, 1996 annual meeting **Kmart Corporation** had several union proposals regarding various issues. Proposal #8 specifically was regarding pension plan issues that would affect them as stockholders/recipients.

We could go on but there is ample evidence of the same type proposals being part of stockholder meetings and her arguments refer to exceptions at best.

She makes reference to certain issues being management's prerogative and above and beyond what stockholders should have a say in. Everything from salaries to stock options to operating rules are management/stockholder issues and fair game for stockholder proposals.

The SEC was established to act in a fair manner and without prejudice. Virtually all of the rules made have been reactive for the protection of stockholder issues because of management's that have acted in a selfish manner and their not being forthright in information to investors. We don't have the deep financial resources available that Otter Tail does. We are certain many members of the Dorsey firm are on a first name basis with members of your staff. Sara Methner or one of her staff has probably talked to members of the SEC before writing this letter. We certainly don't share this luxury.

We are not asking for the world. When reviewing our proposal we are asking for justice. It is hard for us to imagine that the directors/officers can award themselves enormous benefits and not consider something for the retirees/spouses when the asset base would allow it. The majority of our widows are living below the poverty level as measured by Department of Labor statistics.

We don't have the money or ability to express ourselves with expensive lawyers. As you can see we are sending copies of all data to Congressman Peterson and our Senators Wellstone and Dayton. They are aware of this in general terms. We want their critique of your decision and the timeliness of it

Review the spirit of the laws that have been passed to enable small stockholders to express themselves. We want a copy of the response Ms.Methner asked for in her letter. We also want a response to us that makes reference to our items within the time limits of their Proxy Statement indicating the logic used in that decision.

Sincerely,



Jacob Lillestol, for the retiree committee

c: Congressman Peterson (w/encl.)
Senator Wellstone (w/encl.)
Senator Dayton (w/encl.)
Sara Gross Methner (w/o encl.)
George Koeck (w/o encl.)
Committee members (w/o encl.)

SEC #1 - Dec - 2001

TIME SENSITIVE MATERIAL

Senator Mark Dayton
SH-818A
Hart Senate Office Building
Washington, D. C. 20510

December 11, 2001

Dear Senator Dayton:

Subject: Stockholder proposal for Otter Tail Corporation annual meeting

This letter is a perfect example of the "Little Guy/Gal" vs. the Large Corporation.

We would respectfully ask that your staff review our material as a decision has to be made by the Securities and Exchange Commission probably by the end of the year or the first part of January. The reason being Otter Tail has to have their Proxy Statement completed early in 2002 and we want our material to be a part of that statement.

We have attached the various documents:

1. Our Stockholder Proposal and accompanying letter informing them of this proposal to the Corporate Secretary of Otter Tail in the format and time prescribed by law.

2. The December 7, 2001 letter to the Securities and Exchange Commission by Sara E. Gross Methner, a representative of the Dorsey & Whitney Law Firm.
   A. As a sidelight, please consider point #1 in our letter to the SEC concerning the coziness of the relationship involved. The SEC should throw out her letter based on that alone.

As the legislative branch of government, you represent us in matters of fairness when we deal with various government operations such as the Securities and Exchange Commission.

In our letter to the SEC you will note in the concluding paragraphs we make reference to the fact that the average individual or small group, like we are, does not have access to expensive attorneys. We also state that a legal firm like the Dorsey firm probably is on a first name basis with many SEC members and that familiarity, while not intentional, can very easily affect opinions. That puts us at a real disadvantage.

This is a one time matter for us and the Dorsey firm deals with this on a daily basis.

As we stated in an earlier paragraph Senator Dayton, we would very much appreciate your staff reviewing our material and visiting with the SEC staff on their decision and the logic of it. As we stated to them, a Stockholder Proposal is the only vehicle for us to use so we can interact with the power, might and strength of a large corporation.

Thank you in advance for you assistance. Have a happy holiday season. Since September 11th especially, you have certainly earned it.

Sincerely,



Jacob Lillestol

Enc.

TIME SENSITIVE MATERIAL

Senator Paul Wellstone
123 Hart Senate Building
Washington, D. C. 20510

December 11, 2001

Dear Senator:

Subject: Stockholder proposal for Otter Tail Corporation annual meeting

This letter is a perfect example of the "Little Guy/Gal" vs. the Large Corporation.

We would respectfully ask that your staff review our material as a decision has to be made by the Securities and Exchange Commission probably by the end of the year or the first part of January. The reason being Otter Tail has to have their Proxy Statement completed early in 2002 and we want our material to be a part of that statement.

We have attached the various documents:

1. Our Stockholder Proposal and accompanying letter informing them of this proposal to the Corporate Secretary of Otter Tail in the format and time prescribed by law.

2. The December 7, 2001 letter to the Securities and Exchange Commission by Sara E. Gross Methner, a representative of the Dorsey & Whitney Law Firm.

   A. As a sidelight, please consider point #1 in our letter to the SEC concerning the coziness of the relationship involved. The SEC should throw out her letter based on that alone.

As the legislative branch of government, you represent us in matters of fairness when we deal with various government operations such as the Securities and Exchange Commission.

In our letter to the SEC you will note in the concluding paragraphs we make reference to the fact that the average individual or small group, like we are, does not have access to expensive attorneys. We also state that a legal firm like the Dorsey firm probably is on a first name basis with many SEC members and that familiarity, while not intentional, can very easily affect opinions. That puts us at a real disadvantage.

This is a one time matter for us and the Dorsey firm deals with this on a daily basis.

As we stated in an earlier paragraph Senator Wellstone, we would very much appreciate your staff reviewing our material and visiting with the SEC staff on their decision and the logic of it. As we stated to them, a Stockholder Proposal is the only vehicle for us to use so we can interact with the power, might and strength of a large corporation.

Thank you in advance for you assistance. Have a happy holiday season. Since September 11th especially, you have certainly earned it.

Sincerely,



Jacob Lillestol

Enc.

TIME SENSITIVE MATERIAl

Congressman Collin Peterson
7th Congressional District
2159 Rayburn HOB
Washington, D. C. 20515

December 11, 2001

Dear Congressman Peterson:

Subject: Stockholder proposal for Otter Tail Corporation annual meeting

This letter is a perfect example of the "Little Guy/Gal" vs. the Large Corporation.

We would respectfully ask that your staff review our material as a decision has to be made by the Securities and Exchange Commission probably by the end of the year or the first part of January. The reason being Otter Tail has to have their Proxy Statement completed early in 2002 and we want our material to be a part of that statement.

We have attached the various documents:

1. Our Stockholder Proposal and accompanying letter informing them of this proposal to the Corporate Secretary of Otter Tail in the format and time prescribed by law.

2. The December 7, 2001 letter to the Securities and Exchange Commission by Sara E. Gross Methner, a representative of the Dorsey & Whitney Law Firm.
   A. As a sidelight, please consider point #1 in our letter to the SEC concerning the coziness of the relationship involved. The SEC should throw out her letter based on that alone.

As the legislative branch of government, you represent us in matters of fairness when we deal with various government operations such as the Securities and Exchange Commission.

In our letter to the SEC you will note in the concluding paragraphs we make reference to the fact that the average individual or small group, like we are, does not have access to expensive attorneys. We also state that a legal firm like the Dorsey firm probably is on a first name basis with many SEC members and that familiarity, while not intentional, can very easily affect opinions. That puts us at a real disadvantage.

This is a one time matter for us and the Dorsey firm deals with this on a daily basis.

As we stated in an earlier paragraph Congressman Peterson, we would very much appreciate your staff reviewing our material and visiting with the SEC staff on their decision and the logic of it. As we stated to them, a Stockholder Proposal is the only vehicle for us to use so we can interact with the power, might and strength of a large corporation.

Thank you in advance for you assistance. Have a happy holiday season. Since September 11th especially, you have certainly earned it.

Sincerely,



Jacob Lillestol

Enc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Otter Tail Corporation
Incoming letter dated December 7, 2001

The proposal requests that certain actions be taken to amend Otter Tail's pension plan to increase retirement benefits.

There appears to be some basis for your view that Otter Tail may exclude the proposal under rule 14a-8(i)(7), as relating to Otter Tail's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if Otter Tail omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis of omission upon which Otter Tail relies.

Sincerely,



Jennifer Gurzenski
Attorney-Advisor